EXHIBIT I

Capital Product Partners L.P. Announces Annual Meeting of Limited Partners

ATHENS, GREECE, August 30, 2019 – The Board of Directors of Capital Product Partners L.P. (NASDAQ: CPLP) (the “Partnership”) has called an annual meeting of the Limited Partners to be held at the Partnership’s headquarters in Greece on October 11, 2019 at 11:30 am local time.

Unitholders of record at the close of business on August 15, 2019 are entitled to receive notice of, and to vote at, the annual meeting, or any adjournments or postponements thereof. Formal notice of the meeting, the Partnership’s proxy statement and the accompanying Annual Report on Form 20-F are being sent to unitholders of the Partnership. Electronic copies of the materials are accessible on the Partnership’s website at http://ir.capitalpplp.com/. Following receipt of a proxy card unitholders may vote their common units by accessing www.proxyvote.com.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 11 vessels, including ten neo panamax container vessels and one capesize bulk carrier.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com